File No. 70-10160


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 AMENDMENT NO. 1
                                   TO FORM U-1


                           APPLICATION OR DECLARATION

                                    under the

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                      * * *

                        OHIO VALLEY ELECTRIC CORPORATION
              3932 U.S. Route 23, P.O. Box 468, Piketon, Ohio 45661
                   (Name of company filing this statement and
                    addresses of principal executive offices)

                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215

                             ALLEGHENY ENERGY , INC.
                10435 Downsville Pike, Hagerstown, Maryland 21740


                                FIRSTENERGY CORP.
                     76 South Main Street, Akron, Ohio 44308

                     (Name of top registered holding company
                     parent of each applicant or declarant)

                                      * * *

                     Susan Tomasky, Executive Vice President
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215


                        Jeffrey D. Cross, General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215
                   (Names and addresses of agents for service)

         Ohio Valley Electric Corporation ("OVEC"), an electric public utility subsidiary of American Electric Power Company, Inc. ("AEP"), Allegheny Energy, inc. ("Allegheny") and FirstEnergy Corp. ("FirstEnergy"), each a holding company registered under the Public Utility Holding Company Act of 1935 ("1935 Act"), hereby amends its Application-Declaration on Form U-1 in File No. 70-10160, as follows:

1. By amending and restating Item 1 in its entirety:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

                  A. Background and Requested Authority

                  OVEC and its wholly-owned subsidiary, Indiana-Kentucky Electric Company, own two generating stations located in Ohio and Indiana with a combined electric production capability of approximately 2,256 megawatts. OVEC is owned by AEP, Allegheny, FirstEnergy and other investor-owned utilities. The owners and their respective ownership percentages are: Allegheny (12.5%), AEP (39.9%), The Cincinnati Gas & Electric Company, a subsidiary of Cinergy Corp. (9.0%), Columbus Southern Power Company, a subsidiary of AEP ("CSPCo") (4.3%), The Dayton Power and Light Company, a subsidiary of DPL Inc. (4.9%), Kentucky Utilities Company, a subsidiary of E.ON AG (2.5%), Louisville Gas and Electric Company, also subsidiary of E.ON AG (4.9%), Ohio Edison Company, a subsidiary of FirstEnergy (16.5%), Southern Indiana Gas and Electric Company, a subsidiary of Vectren Corporation (1.5%), and The Toledo Edison Company, also a subsidiary of FirstEnergy (4.0%). These entities or their affiliates purchase power from OVEC according to the terms of an Inter-Company Power Agreement.

                  Under the Commission's orders dated December 28, 1994 (HCAR No. 35-26203), December 12, 1996 (HCAR No. 35-26624), March 4, 1998 (HCAR No.
35-26835) and December 6, 1999 (HCAR No. 35-27109) in File No. 70-8527, OVEC was
authorized to incur short-term indebtedness through the issuance and sale of notes to banks or other financial institutions in an aggregate amount not to exceed $100,000,000 outstanding at any one time, from time to time through December 31, 2003, as funds may be required, provided that no such notes shall mature later than June 30, 2004. OVEC hereby requests that said authorization be increased to an aggregate amount not to exceed $200,000,000 outstanding at any one time, from time to time through December 31, 2006, as funds may be required, provided that no such notes shall mature later than June 30, 2007. OVEC further requests that the Commission reserve jurisdiction over the issuance of notes in excess of $100,000,000.

                  The operation of OVEC's generating stations requires the storage of substantial quantities of coal to ensure the availability of power to its customers. OVEC has used short-term debt to finance the coal inventory at its generating stations. OVEC also uses short-term debt for the purchase of SO2 allowances, material and supplies inventory, interim financing of capital improvements (including pollution control equipment) pending the issuance of long-term debt, and for cash management to pay general obligations. The proceeds of the short-term debt incurred by OVEC will be added to its general funds and used to pay for these and other general obligations and for other corporate purposes.

                  Notes will mature not more than 365/366 days after the date of issuance or renewal thereof; provided that no note will mature later than June 30, 2007. Notes will be offered at terms consistent with those of similar companies, and will bear interest at an annual rate not greater than the prime commercial rate of Citibank, N.A. (or any successor thereto) in effect from time to time. Any such credit arrangements may require payment of a fee that is not greater than 1/2 of 1% of the size of the line of credit made available by the bank and the maintenance of additional balances of not greater than 20% of the line of credit. Any other line of credit fees will be consistent with fees paid for like transactions. The maximum effective annual interest cost under the above arrangements, assuming full use of the line of credit, will not exceed 125% of the prime commercial rate in effect from time to time, or not more than 7.5% on the basis of a prime commercial rate of 6%.

                  OVEC is not consolidated with AEP or CSPCo for GAAP or financial reporting purposes. AEP and CSPCo account for OVEC on a cost basis, not the equity method. As such, the amount of AEP's and CSPCo's original investments in OVEC does not change. Instead, OVEC pays quarterly dividends to its owners, including AEP and CSPCo.

                  Certificates of notification pursuant to rule 24 would continue to be filed quarterly when there are outstanding borrowings in any quarter.

                  B. Compliance with Rule 54

                  The proposed transaction is also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists.

                  AEP consummated the merger with Central and South West Corporation, now AEP Utilities, Inc. ("CSW"), on June 15, 2000 pursuant to an order dated June 14, 2000 (HCAR No. 27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (the "Rule 53(c) Order").

                  AEP currently meets all of the conditions of Rule 53(a), except for clause (1). At June 30, 2003, AEP's "aggregate investment", as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1.814 billion, or about 76.0% of AEP's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended June 30, 2003 ($2.388 billion). With respect to Rule 53(a)(1), however, the Commission has determined that AEP's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See the Rule 53(c) Order.

                  AEP has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the 1935 Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b)(1) or (3) has occurred or is continuing.

                  The circumstances described in Rule 53(b)(2) have occurred. As a result of the recording of a loss with respect to impairment charges within the last year, AEP's consolidated retained earnings declined. The average consolidated retained earnings of AEP for the four quarterly periods ended June 30, 2003 was $2.388 billion, or a decrease of approximately 25.5% from the company's average consolidated retained earnings for the four quarterly periods ended June 30, 2002 of $3.206 billion. AEP's "aggregate investment" in EWGs and FUCOs as of June 30, 2003 exceeded 2% of the total capital invested in utility operations.

                  In 2002 AEP recorded pre-tax impairments of assets (including goodwill) and investments totaling $1.426 billion that reflected downturns in energy trading markets, projected long-term decreases in electricity prices, and other factors. The impairments consisted of $866.6 million related to asset impairments, $321.1 million related to investment value and other impairment losses, and $238.7 million related to discontinued operations. $548.7 million of the total impairment was attributable to the impairment of the fixed-asset carrying value of AEP's two coal-fired generation plants ("U.K. Generation") in the United Kingdom, and $217.0 million of the total impairment was attributable to the impairment in the investment value of AEP's equity investments in two Brazilian electric operating companies (Vale and Caiua). AEP recorded a pre-tax impairment of $70 million on certain of its IPPs in the third quarter of 2003.

                  AEP transferred its equity investments in Vale and Caiua to a co-owner in October 2003, has selected advisors for the disposition of the UK Generation and AEP's domestic coal business, has initiated efforts to sell four domestic IPPs, has hired advisors to review business options regarding various investment components of its gas operations, and continues to have periodic discussions with various parties on business alternatives for certain of its non-core investments. The ultimate timing for a disposition of one or more of these assets will depend upon market conditions and the value of any buyer's proposal.

                  In addition, AEP announced its intent to divest all the generating assets of AEP Texas Central Company (formerly know as Central Power and Light) ("ATCC") on Dec. 17, 2002. ATCC received approval from the Public Utility Commission of Texas May 9, 2003 to sell these assets in order to accurately determine their market value and ATTC's associated stranded costs - the amount that the book value exceeds the market value of the assets. ATTC currently is soliciting bids for the purchase of its generating assets.

                  If the effect of the capitalization and earnings of EWGs and FUCOs in which AEP has an ownership interest upon the AEP holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of AEP's EWGs and FUCOs, have a material adverse effect on the financial integrity of the AEP system, or an adverse impact on AEP's public-utility subsidiaries1, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of AEP's overall financial condition which took into account, among other factors, AEP's consolidated capitalization ratio and the growth trend in AEP's retained earnings.

                  As of December 31, 1999, the most recent period for which financial statement information was evaluated in the Rule 53(c) Order, AEP's consolidated capitalization (including CSW on a pro forma basis) consisted of 37.3% common and preferred equity, 61.3% debt and $335 million principal amount of certain subsidiary obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of such subsidiaries ("Trust Preferred Securities") representing 1.4%.

                  As of June 30, 2003, AEP's consolidated capitalization consisted of 56.1% debt, 40.1% common and preferred equity (consisting of 395,001,853 shares of common stock representing 37.7%, $376 million principal amount of equity units representing 1.7% and $144 million principal amount of preferred stock representing 0.7%), $321 million principal amount of Trust Preferred Securities representing 1.4% and $533 million minority interest in finance subsidiary representing 2.4%.

                  AEP respectfully submits that the requirements of Rule 53(c) are met. The requested authority will not have a substantial adverse impact upon the financial integrity of AEP or its Utility Subsidiaries.

                  None of AEP's Utility Subsidiaries or their customers will be adversely impacted by the requested relief.

                  The ratio of common equity to total capitalization, net of securitization debt, of each of the Utility Subsidiaries will continue to be maintained at not less than 30%. In addition, each of the Utility Subsidiaries is subject to regulation by one or more state commissions that are able to protect utility customers within their respective states.

                  Since the date of the Rule 53(c) Order, there has been an increase in AEP's consolidated equity capitalization ratio and it remains within acceptable ranges and limits of rating agencies for strong investment grade corporate credit ratings. In addition, the Utility Subsidiaries, which will have a significant influence on the determination of the AEP corporate rating, continue to show strong financial statistics as measured by the rating agencies.

                  As of December 31, 1999, Standard and Poor's rating of secured debt for the AEP Utility Subsidiaries was as follows: APCo, A; CSPCo, A-; I&M, A-; KPCo, A; and OPCo, A-. As of December 31, 1999, Standard and Poor's rating of secured debt for the CSW Utility Subsidiaries was as follows: ATCC, A; PSCO, AA-; SWEPCo, AA-; and ATNC, A. OVEC has no debt rating. AEP did not have a long-term debt rating as of December 31, 1999.

                  As of June 30, 2003, Standard and Poor's rating of unsecured debt for AEP was BBB, and of secured debt for the AEP Utility Subsidiaries was as follows: APCo, BBB; CSPCo, BBB; I&M, BBB; KPCo, BBB and OPCo, BBB. As of June 30, 2003, Standard and Poor's rating of secured debt for the CSW Utility Subsidiaries was as follows: ATCC, BBB; PSCO, BBB; SWEPCo, BBB; and ATNC, BBB.


2. By amending Item 6 by filing the follow Exhibits and Financial Statements:

ITEM 6.  Exhibits and Financial Statements.

                  A.       Exhibits.
                           F - Form of Opinion of Counsel

                  B.       Financial Statements.

                           Balance Sheet as of September 30, 2003 and Statements
of Income and Retained Earnings for the 12 months ended September 30, 2003 of OVEC and its subsidiaries consolidated. (to be filed by amendment)

                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                   OHIO VALLEY ELECTRIC CORPORATION


                   By:        David L. Hart
                      ------------------------------
                             Vice President


Dated: November 14, 2003

                                                                      Exhibit F


                                                              November __, 2003



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Ohio Valley Electric Corporation Application-Declaration on Form U-1 File No. 70-10088

Dear Sirs:

I am an attorney employed by American Electric Power Service Corporation, a subsidiary of American Electric Power Company, Inc. ("AEP"), a registered holding company, and have acted as counsel for Ohio Valley Electric Corporation ("OVEC") in connection with the filing of the Application-Declaration on Form U-1, File No. 70-10160, as amended (the "Application"), filed under the Public Utility Holding Company Act of 1935, as amended (the "Act"), by OVEC. In the application, OVEC requests authority under the Act to issue certain promissory notes (the "Notes") pursuant to the short-term financing program of OVEC (the "Proposed Transactions") through June 30, 2007.

I have examined originals, or copies certified to my satisfaction, of such corporate records of OVEC, certificates of public officials, certificates of officers and representatives of OVEC and other documents as I have deemed necessary to require as a basis for the opinions hereafter expressed. In such examination, I have assumed the genuineness of all signatures and the authenticity of all documents submitted to me as originals and the conformity with the originals of all documents submitted to us as copies. As to various questions of fact material to such opinions I have, when relevant facts were not independently established, relied upon certificates by officers of OVEC and other appropriate persons and statements contained in the Application.

Based upon the foregoing, and having regard to legal considerations which I deem relevant, I am of the opinion that, in the event that the Proposed Transactions are consummated in accordance with the Application, and subject to the assumptions and conditions set forth below:

1. OVEC is validly organized and duly existing under the laws of the state of Ohio.

2. All state laws applicable to the Proposed Transactions as described in the Application (other than so-called "blue-sky" or state securities laws as to which I express no opinion) will have been complied with.

3. The Notes will be valid and binding obligations of OVEC in accordance with their terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium or other similar laws of general applicability relating to or affecting the enforcement of creditors' rights generally and to the effects of general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law), including without limitation (a) the possible unavailability of specific performance, injunctive relief or any other equitable remedies and
     (b) concepts of materiality, reasonableness, good faith and fair dealing.

4. Consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by OVEC or any "associate" company thereof, as such term is defined in the Act.

The opinions expressed above in respect of the Proposed Transactions described in the Application are subject to the following assumptions or conditions:

a. The Proposed Transactions shall have been duly authorized and approved to the extent required by state law by the Boards of Directors of OVEC.

b. The Securities and Exchange Commission shall have duly entered an appropriate order or orders granting and permitting the Application to become effective.

c. The Proposed Transactions shall be consummated in accordance with any required approvals, authorizations, consents, certificates and orders of any state commission or regulatory authority and all such required approvals, authorizations, consents, certificates and orders shall have been obtained and remain in effect.

I hereby consent to the use of this opinion as an exhibit to the Application.

Very truly yours,

David C. House
Counsel for
Ohio Valley Electric Corporation


1 Appalachian Power Company ("APCo"), CSPCo, Indiana Michigan Power Company ("I&M"), Kentucky Power Company ("KPCo"), Ohio Power Company ("OPCo", and collectively with APCo, CSPCo, I&M and KPCo, the "AEP Utility Subsidiaries"), ATCC, Public Service Company of Oklahoma ("PSCO"), Southwestern Electric Power Company ("SWEPCo"), and AEP Texas North Company (formerly West Texas Utilities Company) ("ATNC"), and collectively with ATCC, PSCO and SWEPCo, the "CSW Utility Subsidiaries"). The AEP Utility Subsidiaries and the CSW Utility Subsidiaries are collectively referred to herein as the "Utility Subsidiaries".